SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)*

NATIONAL HOLDINGS CORPORATION
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

636375107
(CUSIP Number)

Linden Asset Management Inc.
200 Abington Executive Park, Suite 205
Clarks Summit, Pennsylvania 18411
Attention: Paul J. Coviello

Tel:  570.586.8600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.:  636375107

NAME OF REPORTING PERSON

1.           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Paul J. Coviello

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 3,416,798* 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 3,416,798*

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,416,798*

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5%*

14           TYPE OF REPORTING PERSON

IN
* As of October 13, 2010 (the date of filing of this Schedule 13D).

Page 2 of 11 pages

CUSIP No.:  636375107

1           NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Linden Asset Management Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 3,416,798* 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 3,416,798*

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,416,798*

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5%*

14           TYPE OF REPORTING PERSON

IA

* As of October 13, 2010 (the date of filing of this Schedule 13D).

Page 3 of 11 pages

CUSIP No.:  636375107

1           NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Linden Growth Partners Master Fund, L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 3,416,798* 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 3,416,798*

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,416,798*

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5%

14           TYPE OF REPORTING PERSON

PN

* As of October 13, 2010 (the date of filing of this Schedule 13D).

Page 4 of 11 pages

CUSIP No.:  636375107

NAME OF REPORTING PERSON

1.           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Linden Capital Management IV, LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3           SEC USE ONLY

4           SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 8 SHARED VOTING POWER - 3,416,798* 9 SOLE DISPOSITIVE POWER - 0 10 SHARED DISPOSITIVE POWER - 3,416,798*

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,416,798*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5%

14           TYPE OF REPORTING PERSON

OO

* As of October 13, 2010 (the date of filing of this Schedule 13D).

Page 5 of 11 pages

ITEM 1.                      Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, par value $0.02 per share (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (the “Company” or the “Issuer”), with its principal executive offices located at 120 Broadway, 27th Floor, New York, New York 10271.

ITEM 2.                      Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Linden Growth Partners Master Fund, L.P., a Cayman Islands exempted limited partnership (“Master Fund”); (2) Linden Asset Management Inc., a Pennsylvania corporation (“Investment Manager”); (3) Linden Capital Management IV, LLC, a Delaware limited liability company (“General Partner”); and (4) Paul J. Coviello, a United States Citizen (“Mr. Coviello”).  The General Partner serves as the general partner of the Master Fund.  The Investment Manager serves as the investment manager of the Master Fund.  Mr. Coviello is the Chief Executive Officer of the Investment Manager and Manager of the General Partner.

The principal business of the Master Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account.  The principal business of the Investment Manager is providing investment management services to the Master Fund and other investment vehicles.  The principal business of the General Partner is serving as the general partner of the Master Fund.  Mr. Coviello’s principal occupation is serving as the Chief Executive Officer of the Investment Manager.  The business address of each of the Reporting Persons is c/o Linden Asset Management Inc., 200 Abington Executive Park, Suite 205, Clarks Summit, Pennsylvania 18411.

Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Investment Manager (the “Directors and Officers”).

(d)–(e)                      During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      Source and Amount of Funds or Other Consideration

The funds used to acquire the securities described in Item 4 of this Schedule 13D were from working capital of the Master Fund, and the amount of funds totaled in the aggregate approximately $1,275,000.

ITEM 4.                      Purpose of Transaction.

Description of Securities of the Issuer Currently Held by the Reporting Persons

Page 6 of 11 pages

Series C Securities. Pursuant to the terms of a Securities Purchase Agreement, dated as of July 12, 2010, by and among the Issuer, the Master Fund and certain other investors set forth therein (“Series C Purchase Agreement”), the Master Fund acquired 5,525 Units consisting of (i) 5,525 shares of the Issuer’s Series C Convertible Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”), at a purchase price of $50.00 per share, and (ii) warrants (the “Series C Warrants”; and, together with the Series C Preferred Stock, the “Series C Securities”) to purchase 552,486 shares of Common Stock.  The Series C Securities were sold to the Master Fund in consideration of the conversion of $275,000 principal amount of promissory notes, plus accrued interest, previously acquired by the Master Fund in June 2010.

The Master Fund’s Series C Preferred Stock is currently convertible into 552,486 shares of Common Stock (the per share conversion ratio determined by dividing the Series C Preferred Stock purchase price by the applicable conversion price, which is initially $0.50).  From July 12, 2010 until March 31, 2011, the conversion price of the Series C Preferred Stock is subject to full-ratchet price protection in the event the Issuer issues or sells, or is deemed to have issued or sold, subject to certain standard exceptions, any shares of its Common Stock for consideration per share less than the conversion price of the Series C Preferred Stock then in effect.  In addition, the conversion price of the Series C Preferred Stock may be adjusted to reflect subdivisions or combinations of the Issuer’s Common Stock.  Holders of the Series C Preferred Stock have certain co-sale rights as further described in the Series C Preferred Stock Certificate of Designation.  The holders of Series C Preferred Stock generally have the right to vote on any matter with the holders of Common Stock and the Company’s Series A Preferred Stock.  Holders of Series C Preferred Stock are entitled to vote such number of shares of Common Stock equal to the difference between (i) the number of shares of Common Stock into which such shares of Series C Preferred Stock could be converted into, and (ii) one (1) Share of Common Stock.  The holders of Series C Preferred Stock are also entitled to certain protective provisions pursuant to which the majority of the Series C Preferred Stock have the right to approve certain actions as further described in the Series C Preferred Stock Certificate of Designation. The shares of Series C Preferred Stock are not entitled to receive any dividends.

Each Series C Warrant has an exercise price of $0.50 per share.  One-third of the Master Fund’s Series C Warrants vested on the date of grant (July 12, 2010), with the remaining Series C Warrants vesting in equal amounts on each of the first and second anniversaries of the date of grant.  Each tranche of Series C Warrants expires five years from the date of vesting. Until March 31, 2011, the exercise price of the Series C Warrants is subject to full-ratchet price protection in the event of the Issuer issues or sells, or is deemed to have issued or sold, subject to certain standard exceptions, any shares of its Common Stock for consideration per share less that the exercise price of the Series C Warrants then in effect.  In addition, the number of shares of Common Stock subject to each Series C Warrant is subject to adjustment in the event of stock splits, dividends, distributions and similar adjustments to the Issuer’s capital stock.

The Issuer, the Master Fund and the other investors entered into a Registration Rights Agreement in connection with shares of Common Stock underlying the Series C Securities.

Series D Securities. Pursuant to the terms of a Securities Purchase Agreement, dated as of September 29, 2010, by and among the Issuer, the Master Fund and certain other investors set forth therein (“Series D Purchase Agreement”), the Master Fund, on October 5, 2010, acquired 20,000 Units consisting of (i) 20,000 shares of the Issuer’s Series D Convertible Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”), at a purchase price of $50.00 per share, and (ii) warrants (the “Series D Warrants”; and, together with the Series D Preferred Stock, the “Series D Securities”) to purchase an aggregate of 2,000,000 shares of Common Stock.  The Master Fund acquired the Series D Securities for $1,000,000.

Page 7 of 11 pages

The Master Fund’s Series D Preferred Stock is currently convertible into 2,000,000 shares of Common Stock (the per share conversion ratio determined by dividing the Series D Preferred Stock purchase price by the applicable conversion price, which is initially $0.50).  From September 29, 2010 until March 31, 2011, the conversion price of the Series D Preferred Stock is subject to full-ratchet price protection in the event the Issuer issues or sells, or is deemed to have issued or sold, subject to certain standard exceptions, any shares of its Common Stock for consideration per share less than the conversion price of the Series D Preferred Stock then in effect.  In addition, the conversion price of the Series D Preferred Stock may be adjusted to reflect subdivisions or combinations of the Issuer’s Common Stock.  Holders of the Series D Preferred Stock have certain co-sale rights as further described in the Series D Preferred Stock Certificate of Designation.  The holders of Series D Preferred Stock generally have the right to vote on any matter with the holders of Common Stock and the Issuer’s Series A Preferred Stock and Series C Preferred Stock.  Holders of Series D Preferred Stock are entitled to vote such number of shares of Common Stock equal to the difference between (i) the number of shares of Common Stock into which such shares of Series D Preferred Stock could be converted into, and (ii) one (1) Share of Common Stock.  The holders of Series D Preferred Stock are also entitled to certain protective provisions pursuant to which the majority of the Series D Preferred Stock have the right to approve certain actions as further described in the Series D Preferred Stock Certificate of Designation. The shares of Series D Preferred Stock are not entitled to receive any dividends.

Each Series D Warrant has an exercise price of $0.50 per share.  One-third of the Master Fund’s Series D Warrants vested on the date of grant (October 5, 2010), with the remaining Series D Warrants vesting in equal amounts on each of the first and second anniversaries of the date of grant.  Each tranche of Series D Warrants expires five years from the date of vesting. Until March 31, 2011, the exercise price of the Series D Warrants is subject to full-ratchet price protection in the event of the Issuer issues or sells, or is deemed to have issued or sold, subject to certain standard exceptions, any shares of its Common Stock for consideration per share less that the exercise price of the Series D Warrants then in effect.  In addition, the number of shares of Common Stock subject to each Series D Warrant is subject to adjustment in the event of stock splits, dividends, distributions and similar adjustments to the Issuer’s capital stock.

The Issuer, the Master Fund and the other investors entered into a Registration Rights Agreement in connection with shares of Common Stock underlying the Series D Securities.

Waiver by Series C Holders. On September 21, 2010, in connection with the issuance of the Series D Securities, the Master Fund waived certain rights under the Series C Purchase Agreement in consideration of being issued Series C Warrants to purchase 40,500 shares of Common Stock.  One-third of these Warrants vested on the date of grant (October 5, 2010), with the remaining vesting in equal amounts on each of the first and second anniversaries of the date of grant.

Board Membership

In connection with the Series D Purchase Agreement, on October 5, 2010, Mr. Paul J. Coviello was appointed to the Issuer’s Board of Directors as a Class I Director.

General

The Reporting Persons acquired the Issuer’s securities for investment purposes.  Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 8 of 11 pages

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.                      Interest in Securities of the Issuer.

(a)           As of October 13, 2010 (the date of filing of this Schedule 13D), the Master Fund has the ability to acquire 3,416,798 shares of Common Stock within 60 days through the exercise or conversion of derivative securities and thus beneficially owns 3,416,798 shares of Common Stock, representing 16.5% of all of the Issuer’s outstanding Common Stock.  The Investment Manager, the General Partner and Mr. Coviello may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Master Fund.  Each disclaims beneficial ownership of such shares.  The foregoing is based on 17,289,204 shares of Common Stock outstanding as of August 13, 2010, as reported on the Issuer’s Form 10-Q for the quarter ended June 30, 2010 filed with the SEC on August 16, 2010.

(b)           The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 3,416,798 shares of Common Stock reported herein.

(c)           Other than the transactions described in Item 4 above, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed in Items 4 and 7, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.                      Material to be Filed as Exhibits.

Exhibit No.                                Document

1.	Joint Filing Agreement†

2.	Certificate of Designation of Series C Preferred Stock (incorporated by reference to Exhibit 3.8 to the Issuer’s Form 8-K, as filed with the SEC on July 14, 2010)

3.	Certificate of Correction to the Certificate of Designation of Series C Preferred Stock (incorporated by reference to Exhibit 3.9 to the Issuer’s Form 8-K, as filed with the SEC on July 14, 2010)

Page 9 of 11 pages

4.	Form of Series C Warrant, dated July 12, 2010 (incorporated by reference to Exhibit 4.9 to the Issuer’s Form 8-K, as filed with the SEC on July 14, 2010)

5.
Securities Purchase Agreement, dated as of July 12, 2010, by and among the Issuer and the Investors signatory thereto (incorporated by reference to Exhibit 10.35 to the Issuer’s Form 8-K, as filed with the SEC on July 14, 2010)

6.
Registration Rights Agreement, dated as of July 12, 2010, by and among the Issuer and the Investors signatory thereto (incorporated by reference to Exhibit 10.36 to the Issuer’s Form 8-K, as filed with the SEC on July 14, 2010)

7.	Waiver and Agreement, dated as of September 21, 2010, by and between the Issuer and the Master Fund†

8.	Certificate of Designation of Series D Preferred Stock (incorporated by reference to Exhibit 3.10 to the Issuer’s Form 8-K, as filed with the SEC on October 5, 2010)

9.	Form of Series D Warrant dated October 5, 2010 (incorporated by reference to Exhibit 4.10 to the Issuer’s Form 8-K, as filed with the SEC on October 5, 2010)

10.	Form of Series C Warrant, dated October 5, 2010 (incorporated by reference to Exhibit 4.11 to the Issuer’s Form 8-K, as filed with the SEC on October 5, 2010)

11.
Securities Purchase Agreement, dated September 29, 2010, by and among the Company and the Investors signatory thereto (incorporated by reference to Exhibit 10.37 to the Issuer’s Form 8-K, as filed with the SEC on October 5, 2010)

12.
Registration Rights Agreement, dated as of September 29, 2010, by and among the Company and the Investors signatory thereto (incorporated by reference to Exhibit 10.38 to the Issuer’s Form 8-K, as filed with the SEC on October 5, 2010)

† Attached hereto.

Page 10 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 2010

PAUL J. COVIELLO LINDEN ASSET MANAGEMENT INC. LINDEN GROWTH PARTNERS MASTER FUND, L.P. LINDEN CAPITAL MANAGEMENT IV, LLC

By:	/s/ Paul J. Coviello
Paul J. Coviello, for himself, as Chief Executive Officer of the Investment Manager and as Manager of the General Partner (for itself and the Master Fund)

Page 11 of 11 pages

SCHEDULE I

The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Investment Manager.

INVESTMENT MANAGER DIRECTORS

Paul J. Coviello  (US Citizen)
Chief Executive Officer
Linden Asset Management Inc. (a private investment management firm)
200 Abington Executive Park, Suite 205
Clarks Summit, Pennsylvania 18411

INVESTMENT MANAGER EXECUTIVE OFFICERS

Paul J. Coviello  (US Citizen)
Chief Executive Officer
Linden Asset Management Inc. (a private investment management firm)
200 Abington Executive Park, Suite 205
Clarks Summit, Pennsylvania 18411

Lara Coviello  (US Citizen)
President
Linden Asset Management Inc. (a private investment management firm)
200 Abington Executive Park, Suite 205
Clarks Summit, Pennsylvania 18411

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement†

2.	Certificate of Designation of Series C Preferred Stock (incorporated by reference to Exhibit 3.8 to the Issuer’s Form 8-K, as filed with the SEC on July 14, 2010)

3.	Certificate of Correction to the Certificate of Designation of Series C Preferred Stock (incorporated by reference to Exhibit 3.9 to the Issuer’s Form 8-K, as filed with the SEC on July 14, 2010)

4.	Form of Series C Warrant, dated July 12, 2010 (incorporated by reference to Exhibit 4.9 to the Issuer’s Form 8-K, as filed with the SEC on July 14, 2010)

5.
Securities Purchase Agreement, dated as of July 12, 2010, by and between the Issuer and the Investors signatory thereto (incorporated by reference to Exhibit 10.35 to the Issuer’s Form 8-K, as filed with the SEC on July 14, 2010)

6.
Registration Rights Agreement dated as of July 12, 2010 by and between the Issuer and the Investors signatory thereto (incorporated by reference to Exhibit 10.36 to the Issuer’s Form 8-K, as filed with the SEC on July 14, 2010)

7.	Waiver and Agreement, dated as of September 21, 2010, by and between the Issuer and the Master Fund†

8.	Certificate of Designation of Series D Preferred Stock (incorporated by reference to Exhibit 3.10 to the Issuer’s Form 8-K, as filed with the SEC on October 5, 2010)

9.	Form of Series D Warrant dated October 5, 2010 (incorporated by reference to Exhibit 4.10 to the Issuer’s Form 8-K, as filed with the SEC on October 5, 2010)

10.	Form of Series C Warrant, dated October 5, 2010 (incorporated by reference to Exhibit 4.11 to the Issuer’s Form 8-K, as filed with the SEC on October 5, 2010)

11.
Securities Purchase Agreement, dated September 29, 2010, by and between the Company and the Investors signatory thereto (incorporated by reference to Exhibit 10.37 to the Issuer’s Form 8-K, as filed with the SEC on October 5, 2010)

12.
Registration Rights Agreement dated as of September 29, 2010 by and between the Company and the Investors signatory thereto (incorporated by reference to Exhibit 10.38 to the Issuer’s Form 8-K, as filed with the SEC on October 5, 2010)

† Attached hereto.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.02 per share, of National Securities Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated:  October 13, 2010
PAUL J. COVIELLO LINDEN ASSET MANAGEMENT INC. LINDEN GROWTH PARTNERS MASTER FUND, L.P. LINDEN CAPITAL MANAGEMENT IV, LLC

By:	/s/ Paul J. Coviello
Paul J. Coviello, for himself, as Chief Executive Officer of the Investment Manager and as Manager of the General Partner (for itself and the Master Fund)

Exhibit 7

WAIVER AND AGREEMENT

WAIVER AND AGREEMENT (“Agreement”) dated as of September 21, 2010 by and between National Holdings Corporation (the “Company”) and the holders of the Company’s Series C Preferred Stock (each a “Holder” and collectively the “Holders”).

RECITALS:

WHEREAS, the Holders and the Company are parties to a Securities Purchase Agreement dated as of July 12, 2010 (the “SPA”) pursuant to which the Holders acquired an aggregate of 34,167 shares of a newly created class of Series C Preferred Stock (the “Series C Preferred Stock”) convertible into shares of the Company’s common stock, $0.02 par value per share (the “Common Stock”) and (b) warrants exercisable for up to 3,416,692 shares of Common Stock (the “Unit Warrant”); and

WHEREAS, pursuant to the unanimous decision of the Board of Directors (“Board”) of the Company on September 21, 2010, the Board has authorized (A) the creation of (i) an aggregate of 100,000 shares of a newly created class of Series D Preferred Stock (the “Series D Preferred Stock”) which shall rank pari passu with the Series C Preferred Stock and (ii) warrants exercisable for up to 10,000,000 shares of Common Stock (the “Series D Warrants” and with the Series D Preferred Stock, the “Series D Units”) on the same terms and conditions of the Unit Warrants and (B) the offer and sale of up to $5 million of either Series D Units and/or a combination of Series D Units, Common Stock and common stock warrants (the “Subsequent Financing”); and

WHEREAS, pursuant to Section 7.11 of the SPA, Section 5.6 of that certain note purchase agreement as of dated June 4, 2010 between the Company and the Holders (“NPA”) remains in effect, to wit, that the Company has agreed that the Board shall not be increased beyond nine (9) members before March 31, 2010 (the “Board Restriction”); and

WHEREAS, under Section 7.12 of the SPA, the Subsequent Financing would constitute a “Triggering Transaction” which would invoke the “Co-Sale Rights,” as such terms are defined in, and granted under, such Section 7.12; and

WHEREAS, Section 7.13 of the SPA provides that the SPA “may be amended or terminated and the observance of any term of this Agreement may be waived with respect to all parties to [the SPA] (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the holders of at least 50% of the aggregate amount of Units then held by all [Holders].”

NOW THEREFORE, the parties hereto agree as follows, as follows:

1.Waiver and Amendment of Certain Rights and Provisions under the SPA.

(a) The Holder hereby irrevocably waives the provisions of Section 7.12 of the SPA with respect to the Co-Sale Rights triggered by the Subsequent Financing.

(b) The Holder hereby irrevocably waives the provisions of Section 7.11 of SPA that incorporates Section 5.6 of the NPA to the extent that the holders of the Series D Preferred Stock are granted the right to designate up to two (2) directors to the Board.

2.No Other Waiver. Anything contained herein to the contrary notwithstanding, the parties hereto expressly acknowledge and agree that the waivers granted by each Holder pursuant to Section 1 hereof are on a one-time basis, relate only to the transactions contemplated set forth herein and are not and should not be deemed to be a waiver of any other rights under the SPA, all of which are expressly reserved.

3.Warrant Issuance. In consideration for, and as a material inducement to, the
Holder’s agreement to the waivers and amendments set forth herein, on the date of the first closing of the Subsequent Financing, the Company shall issue to each Holder a common stock purchase warrant identical to the Unit Warrants for that number of shares of Common Stock equal to the product of (A) a fraction, (i) the numerator of which is the number of shares of Series C Preferred Stock held by each Holder who enters into this Agreement and (ii) the denominator of which is the number of shares of Series C Preferred Stock held by all Holders who have entered into this Agreement and (B) 250,000.

4.Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements contained herein.

5.Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same instrument. In the event that any signature (including a financing signature page) is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

6.Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware (without regard to choice of law provisions thereof).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Waiver and Agreement to be executed as of the day and year first above written.

NATIONAL HOLDINGS CORPORATION

[HOLDER]

By: /s/ Paul J. Coviello, Linden Growth Partners Master Fund Print Name: Paul J. Coviello